EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year Ended January 31, 2022

This following Management’s Discussion and Analysis (“MD&A”) is prepared as of May 31, 2022 and provides a review of the financial condition and results of operations for BetterLife Pharma Inc. (the “Company” or “BetterLife”) for the year ended January 31, 2022. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended January 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The financial information presented in this MD&A is derived from the audited consolidated financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information including the Company’s future plans. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Such forward looking information, including but not limited to statements pertaining to Company’s future plans and management’s belief as to the Company’s potential involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Forward looking information is based on management’s expectations regarding future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding for such expenditures), business prospects and opportunities. Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the commercial viability of any products the Company is in the process of developing, delays or changes in plans with respect to any products, costs and expenses, the risk of foreign exchange rate fluctuations, risks associated with securing the necessary regulatory approvals and financing to proceed with any planned business venture, product development, and risks and uncertainties regarding the potential to economically scale and bring to profitability any of the Company’s current or planned endeavors. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause the results of the Company’s business to not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. See the “Risks and Uncertainties” section of this MD&A for a further description of these risks. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information.

1

BUSINESS OVERVIEW

BetterLife is a publicly traded corporation incorporated on June 10, 2002 in the Province of British Columbia, Canada under the name “649186 B.C. Ltd.”. On September 9, 2003, the Company changed its name to “Xerxes Health Corp.”. On June 26, 2007, it changed its name to “Neurokine Pharmaceuticals Inc.”. On April 7, 2015, the Company changed its name to “Pivot Pharmaceuticals Inc.” and on December 5, 2019, it changed its name to “BetterLife Pharma Inc.”. The Company’s principal executive office is located at 1275 West 6th Avenue, #300, Vancouver, B.C. Canada V6H 1A6. BetterLife’s common shares are traded on the Canadian Securities Exchange under the symbol “BETR”.

BetterLife is an emerging biotechnology company primarily focused on developing and commercializing compounds for the treatment of neurological disorders. BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight viral infections.

The Company’s management team has implemented a business-minded and cost-conscious approach to product research and development and will use contract development and manufacturing organizations on a fee for service basis to perform any research, development or production that is required.

Business Developments

On February 28, 2018, BetterLife completed the acquisition of Pivot Naturals, LLC (“Pivot Naturals”) pursuant to an exchange agreement dated as of February 10, 2018 among BetterLife, Pivot Naturals and the members of Pivot Naturals. Pursuant to the acquisition of Pivot Naturals, the Company acquired a patented technology called “RTIC” Ready-To-Infuse-Cannabis (“RTIC”), relating to the transformation of cannabis oil into powder for infusion into a variety of products. By April 2020, the Company transferred 100% of its membership interest of Pivot Naturals to a third party and the Company strategically exited the California cannabis market.

In March 2020, the Company completed the acquisition of SolMic AG (“Solmic”) and the patented Solmic solubilization drug delivery technology for oral platform. Consideration for the acquisition included CHF10,000 for the acquisition of Solmic and EUR50,000 for the patents.

On August 31, 2020, the Company completed an amalgamation with MedMelior Inc. (“MedMelior”) pursuant to which MedMelior was amalgamated with 12167573 Canada Ltd. (the “Amalgamation”), a wholly-owned subsidiary of the Company incorporated on June 30, 2020 for purposes of the Amalgamation. Upon Amalgamation, MedMelior became a wholly-owned subsidiary of the Company. The Company issued 18,217,239 common shares to MedMelior shareholders, granted 856,880 stock options, with exercise prices ranging between $0.03 and US$2.47 and expiry dates between September 7, 2020 and February 28, 2023, and granted 252,595 share purchase warrants with exercise price of US$1.44 and expiring on August 6, 2022. In March 2022, MedMelior’s name was changed from Altum Pharmaceuticals Inc.

In June 2020, BetterLife effected a consolidation of its issued and outstanding common shares on a ten (10) old for one (1) new common share. References to common shares in this report have been adjusted for the consolidation. Exercise or conversion prices and the number of common shares issuable under any of the Company’s outstanding warrants, restricted stock units, performance stock units and stock options have also been proportionately adjusted to reflect the consolidation.

2

In December 2020, the Company closed on a share purchase agreement with an unrelated third party (the “Purchaser”) pursuant to which 100% of the issued and outstanding common shares of Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a fully-owned subsidiary, was sold. Pursuant to the sale, the Company’s lease of the manufacturing facility in Dollard-des-Ormeaux, Quebec, Canada and its in-process Health Canada license application was transferred to the Purchaser and the Company strategically exited the Canadian cannabis manufacturing market. The Company remains a guarantor on the lease at Dollard-des-Ormeaux, Quebec, Canada until the lease expiry date of April 30, 2025.

On December 18, 2020, the Company acquired 100% of the assets in Nutraneeds LLC (“Nutraneeds”) in an all-stock transaction. Pursuant to the acquisition, the Company issued 13,333,333 common shares to principals of Nutraneeds. The assets acquired address unmet mental health needs through the development of patented next generation psychedelic therapeutics, including the LSD derivative 2-Bromo-LSD.

On December 17, 2021, the Company signed a share contract with an unrelated third party (the “BetterLife Europe Purchaser”) for the sale of 100% of the issued and outstanding common shares of BetterLife Europe Pharmaceuticals AG (“BetterLife Europe”). Pursuant to the sale of BetterLife Europe, the Company’s Solmic patents and Solmic AG, fully-owned subsidiary of BetterLife Europe, were transferred to the BetterLife Europe Purchaser and the Company is no longer pursuing commercialization of cannabis products in Europe.

Product Description and Target Disease

BETR-001’s active chemical is 2-bromo-lysergic acid diethylamide (“2-bromo-LSD”). BETR-001 is a non-hallucinogenic LSD derivative molecule that is believed to mimic the projected therapeutic potential of LSD without the burden of its hallucinogenic effects. Human clinical trials were conducted several decades ago with 2-bromo-LSD synthesized from LSD. These trials showed that 2-bromo-LSD did not cause hallucinations, and as such the molecule was thought to have limited pharmacological value and not of interest compared to LSD. In the 1950s and 1960s, LSD was studied for the treatment of people with a number of psychiatric conditions but the very strict controlled substance classification of LSD (Schedule 1) hampered its further development as a therapeutic in this arena. This is however changing now, with LSD research as a psychiatric therapeutic currently experiencing a renaissance. LSD’s hallucinogenic properties are believed to arise from its pharmacological effects on the serotonin 5HT2A receptor. The 2-bromo modification on the LSD structure is proposed to alter the pharmacological effect of the compound on the 5HT2A receptor, and lead to 2-bromo-LSD’s non-hallucinogenic properties compared to LSD, while maintaining its therapeutic potential. Previously, 2-bromo-LSD has been tested in studies in humans, mainly in healthy subjects. Most of these studies were conducted in the 1950s. In 2010, a case series study in cluster headaches was reported showing that treatment with 2-bromo-LSD was effective against cluster headaches. The Company plans to develop BETR-001 to treat mental health disorders including but not limited to major depressive disorders (MDD) and neuropathic pain indications including cluster headaches. BETR-001 is orally administered. The Company’s intented goal is to develop BETR-001 as a patient self-administered medication prescribed by a psychiatrist. In terms of regulations, 2-bromo-LSD per se is not usually classified as a controlled substance, but if its synthesis uses LSD as starting material, the synthesis falls under Schedule 1 controlled substance regulations. The Company has developed and uses a manufacturing process pathway that does not use LSD as starting material to make 2-bromo-LSD, a manufacturing process that is protected by the Company’s issued and provisional patents. This manufacturing is therefore not subject to Schedule 1 controlled substance restrictions, and the Company can move ahead with BETR-001 large scale synthesis without these restrictions.

3

BETR-002’s active pharmaceutical ingredient is dihydrohonokiol-B (“DHH-B”). DHH-B is a derivative of honokiol, which is the active anxiolytic (anti-anxiety) ingredient of magnolia bark extracts. Magnolia bark extracts have been used in traditional Chinese medicines for centuries as anxiolytic medication. Several animal studies on safety and anxiolytic efficacy of honokiol/magnolia bark extract have been published1. Only two human clinical trials have been published on honokiol (given as magnolia bark extract)2. Magnolia bark extract/honokiol is sold as a nutraceutical. DHH-B has been shown in animal studies to have significantly (20x) more anxiolytic activity than its parent molecule honokiol3. Animal studies have also shown that DHH-B does not have the side effects of benzodiazepines4 and not to be addictive like benzodiazepines5. No human clinical trials have been conducted on DHH-B. BETR-002 is DHH-B formulated in the Company’s patented formulation (provisional) to overcome DHH-B’s insolubility and poor bioavailability for potential treatment of anxiety and other neuro-psychiatric disorders. The Company intends to develop DHH-B as a treatment for benzodiazepine dependency, anxiety and spasticity.

MM-003 is a patent pending proprietary recombinant human interferon alpha-2b (“IFNa2b”) inhalation formulation. IFNa2b is a known broad acting anti-viral protein that is normally naturally synthesized by the body’s cells as the first line of defense against viral infections. IFNa2b has been registered and marketed for decades as Intron® A for use as intravenous, intramuscular, sub-cutaneous or intra-lesional injections to treat various kinds of cancers and hepatitis B and C. In recent studies, IFNa2b has been shown to be effective in slowing SARS-CoV-2 viral replication, and a human trial published Friday May 15, 2020 in Frontiers of Immunology titled “Interferon-a2b Treatment for COVID-19”, indicated that inhaled IFNa2b had therapeutic efficacy in COVID-19 disease. The Company has developed its own patent pending recombinant human IFNa2b and inhalation formulation, and intends to develop MM-003 as an inhaled IFNa2b for treatment of COVID-19 and other respiratory viral infections.

Cautionary note: The Company is not making any express or implied claims that MM-003 or any other product has the ability to treat, eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time. Further, the safety and efficacy of MM-003 are under investigation and market authorization has not yet been obtained.

MM-001 is a topical formulation of recombinant human IFNa2b based on the patented Biphasix™ drug formulation technology. The Biphasix formulation allows stable cream formulation of IFNa2b and its delivery across the dermis/mucosa, with minimal systemic exposure. MM-001 is being developed as topical cream for local intravaginal use to treat HPV-induced Cervical Intraepithelial Neoplasia (“CIN”), the precursor to cervical neoplasia. Current treatments of advanced CIN are all based on invasive surgical procedures. MM-001 is being developed to be a non-invasive, self-administered treatment for CIN, with minimal side effects. Small human MM-001 Phase 1-2 trials have been completed. The IFNa2b used to manufacture the MM-001 in these previous Phase 1-2 trials were sourced from outside the Company. The Company intends to complete the development of its own patent pending recombinant human IFNa2b and use that in future development of MM-001.

AP-002 is an organo-gallium complex whose drug substance is tris (8-quinolinolato) gallium(III). The finished drug product is an enteric protected tablet for oral administration. Preclinical studies show that AP-002 has distinct direct anti-tumor activity. The activity profile of AP-002 makes it a promising development candidate to potentially treat cancers.

_______________________________

1 Review Sarrica et al 2018

2 Kalman et al 2008; Campus et al 2011

3 Kuribara et al 2000 J Pharm Pharmacol

4 Benzodiazepines include Xanax™, Valium™, Klonopin™ and Ativan™

5 Kuribara et al 2000 J Pharmacol Biochem & Behaviour; Maruyama et al 2001

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Product Current Stage of Development

2-bromo-LSD, the active ingredient in BETR-001, as synthesized by others, has been tested in human studies previously, mainly in healthy subjects. Most of these human studies were conducted at the end of the 1950’s and early 1960’s. The CMC (chemistry, manufacturing, controls) specifications of the 2-bromo-LSD in these studies is not known. Therefore, for purposes of US Food and Drug Administration (“FDA”) or other health regulatory authority purposes to start human clinical trials, BETR-001 is classified as a new molecular entity and is currently at the preclinical stage of development.

BETR-002 has not been tested in human studies. It is currently in preclinical stage of development.

The active pharmaceutical ingredient in both MM-001 and MM-003 are the same. It is recombinant human IFNa2b. A proprietary recombinant human IFNa2b produced in E. coli is under development, which will provide the drug substance to be used for both the MM-001 cream or MM-003 inhalation formulations.

For health regulatory authority purposes to start human clinical trials, MM-003 is considered to be at preclinical stage of development.

For health regulatory authority purposes to start human clinical trials, MM-001 is considered clinical stage and with certain bridging studies (to be confirmed), it can potentially begin Phase 2 studies.

AP-002 is currently in Phase 1 clinical trial in cancer patients, which was stopped in 2021 due to poor enrollment because of the COVID-19 pandemic. The trial has not been restarted.

Product Current Regulatory Status, Development Strategy and Projected Timelines

BETR-001 is currently at preclinical stage of development. BetterLife is currently setting up GMP manufacturing of BETR-001. Simultaneously, BetterLife has started and plans to complete all the necessary preclinical and IND enabling toxicology studies. The BETR-001 investigational new drug (“IND”) filing is projected to be in 2023. Upon clearance of the IND, BetterLife currently plans to conduct a randomized placebo controlled single ascending dose (SAD) and multiple ascending dose (MAD) Phase 1 trial in healthy volunteers. As currently foreseen, the Phase 1 will then be followed with randomized placebo controlled Phase 2 trials: one trial in MDD and one trial in cluster headaches.

BETR-002 is currently at preclinical stage of development. BetterLife intends to set up GMP manufacturing of BETR-002, and alongside complete all the necessary preclinical and IND enabling toxicology studies. The timing of BETR-002 IND and clinical trials is currently under assessment. As currently foreseen, the BETR-002 IND will be followed with a randomized placebo controlled Phase 1 clinical trial in healthy volunteers, which will then be followed with a randomized placebo controlled Phase 2 trial treating benzodiazepine dependency.

MM-003 is currently in preclinical stage of development. The manufacturing and formulation work is currently ongoing. A pre-IND discussion has been conducted with the FDA for use of MM-003 inhalation in COVID-19. Based on FDA feedback, an inhalation GLP toxicology study in rats using MM-003, is under planning. Given the advent of effective SARS-CoV-2 vaccines, the MM-003 development timing and path are being currently reassessed. IFNa2b is a broad acting anti-viral agent, and studies show that it is effective against many viruses. The timing of MM-003 IND and clinical trials is currently under reassessment.

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The previously completed MM-001 Phase 1-2 trials were conducted using MM-001 which had IFNa2b provided by Merck & Co. under a supply agreement, which is now terminated. The Company is now manufacturing its own proprietary IFNa2b to be used in manufacturing of MM-001 for all future trials. MM-001 has an US IND. The MM-001 IND is currently inactive. With MM-001 manufactured using the Company’s own IFNa2b, the Company plans to file a new IND under which the MM-001 Phase 2b will be conducted in US. The timing of MM-001 IND and clinical trials is currently under reassessment.

AP-002 Phase 1 clinical trial remains closed. The Company is currently reassessing this program, to determine how best to proceed.

Other Platform Technologies

The Company owns other platform technologies, which it does not have any current plans to develop and is assessing how best to proceed with these technologies.

Thrudermic Transdermal Nanotechnology (Topical Platform)

The Thrudermic lipid-based nano dispersion technology is used for topical cannabinoids. The technology has the ability to specifically formulate individual drugs to control and prolong drug release while maintaining steady therapeutic concentrations. The technology can handle water soluble and water insoluble drugs with no change to the skin morphology, no sensitivity to the digestive system, no pain from injections and no observed adverse reactions.

Ready-To-Infuse Cannabis Technology

BetterLife’s patented RTIC process technology creates precise and repeatable dosing of cannabis by transforming concentrated cannabis oil into a stable, emulsifiable, odorless and flavorless powder form. The derived powder may then be encapsulated and infused for use in beverages, edibles, lotions and additional health and personal care products. The RTIC process is conducive for manufacturing of a wide array of products.

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SELECTED ANNUAL INFORMATION

The following tables provides a summary of the Company’s financial operations for the three most recently completed fiscal years. For more detailed information on the Company, please refer to its annual audited financial statements for the years ended January 31, 2022, 2021 and 2020.

Year ended or as at:	January 31, 2022		January 31, 2021	January 31, 2020
Revenue	$	nil	$ nil	$ nil
Operating expenses		(10,207,825)	(7,915,367)	(9,336,298)
Other income (expenses)		(1,784,683)	(28,435,423)	(10,252,464)
Income tax expense		(166,666)	nil	nil
Net loss		(12,159,174)	(36,350,790)	(19,588,762)
Net loss per share, basic and fully diluted		(0.16)	(1.34)	(1.30)
Operating cash		173,513	154,722	2,681,704
Working capital (deficiency)		(3,000,219)	(4,517,523)	2,520,474
Total assets		1,161,363	1,336,425	8,250,779
Total long-term liabilities		899,074	131,603	4,634,154
Shareholders’ (deficit) equity		$(3,880,858)	$(4,612,255)	$2,656,561

DISCUSSION OF OPERATIONS

Following is a discussion of the Company’s financial results for the year ended January 31, 2022, compared to the comparative prior fiscal years.

	YEAR ENDED
	January 31, 2022	January 31, 2021	January 31, 2020
Revenue	$ nil	$ nil	$ nil
Operating expenses	(10,207,825)	(7,915,367)	(9,336,298)
Other income (expense):
Accretion expense on convertible debentures	(6,584)	(33,054)	(380,754)
Change in unrealized gains/losses on derivative liabilities	131,250	(73,885)	nil
Financial guarantee expense	(1,224,522)	(182,200)	nil
Gain on debt modification	56,264	nil	nil
Gain (loss) on sale/abandonment of assets, net	191,699	804,429	(1,303,278)
Interest expense	(51,761)	(7,046)	(48,024)
Interest income	nil	265	4,479
Loss on extinguishment of convertible debentures	nil	nil	nil
Loss on impairment of equipment	nil	nil	(3,901)
Loss on impairments and write-offs of inventory and other	nil	nil	(1,466,377)
Loss on impairment of intangible assets	nil	(12,116,908)	(6,625,246)
Loss on impairment of loan receivable	nil	nil	(213,085)
Other	26,933	(40,358)	48,382
Penalties expense	(344,492)	nil	nil
Settlements and legal provisions	(563,470)	(120,000)	(264,660)
Unidentifiable assets acquired	nil	(16,666,666)	nil
Income tax expense	(166,666)	nil	nil
Net loss	$(12,159,174)	$(36,350,790)	$(19,588,762)

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Net loss for the year ended January 31, 2022 decreased as compared to the year ended January 31, 2021. The decrease was due mainly to a non-recurring expense of $16,666,666, recorded as other expense during the year ended January 31, 2021, related to unidentifiable assets acquired. On December 7, 2020, the Company entered into an asset purchase agreement with Nutraneeds whereby the Company issued 13,333,333 common shares to acquire intellectual property, including patented technology, in connection with the compounds known as 2-bromo-LSD. The intangible assets acquired were determined to be too-early stage to meet the definition of intangible asset. Accordingly, the Company accounted for this transaction as an asset acquisition and measured the transaction using the fair value of the consideration paid with amount paid being recognized as a non-recurring expense related to unidentifiable assets acquired.

Also contributing to the decrease was the recording of impairment of intangible assets during the year ended January 31, 2021. During fiscal 2021, the Company recorded an impairment loss totaling $11,362,000 on its MM-001 and MM-003 intangible assets. An impairment assessment was performed from which the Company concluded both assets to be in such early stage of development that a reasonable estimate of recoverable amount could not be estimate. The Company also recorded impairment losses on its BiPhasix license, Thrudermic non-patented technology and Solmic patents as it had exited the cannabis manufacturing and commercialization industry.

The decrease in net loss was offset by an increase in operating expenses (discussed below) and an increase in financial guarantee expense related to management’s best estimate of the fair value of the financial guarantee liability related to its guarantee of the lease at Dollard-des-Ormeaux.

Net loss for the year ended January 31, 2021 increased as compared to the year ended January 31, 2020. The increase was due to the non-recurring expense of $16,666,666 (as discussed above) as well as an increase in loss on impairment of intangible assets recorded in fiscal 2021 as compared to fiscal 2020. For the year ended January 31, 2020, the Company recorded a loss on impairment of intangible assets related to its RTIC patents.

The increase in net loss from 2020 to 2021 was offset by decreases in operating expenses (see below), loss on sale/abandonment of assets, loss on impairments and write-offs of inventory and other, loss on impairment of intangible assets and loss on impairment of loan receivable. During the year ended January 31, 2020, the following occurred, which resulted in other expenses being recorded:

•	The Company advanced $1,441,600 to SolMic GmbH (“Solmic GmbH”), a Dusseldorf, Germany based developer and manufacturer of nutraceuticals, cosmeceuticals, and pharmaceuticals for its initial production order for micellized cannabinoid solution. The Company also advanced SolMic GmbH a loan of €150,000 with a term of six months and interest rate of 18% per annum. Solmic GmbH entered into insolvency proceedings and has been restructured. As the Company did not expect to recover payments made, it wrote-off the amount paid for the production order of $1,441,600 and recorded an impairment of the loan receivable. No such losses were incurred in fiscal 2021.
•	The Company made a strategic decision to exit the California cannabis manufacturing industry and determined that several assets initially held for US operations purposes had a recoverable value of $nil and were impaired for a total amount of $1,303,278. The main asset impaired related to the right-of-use asset previously recognized relating to the lease on 3595 Cadillac Avenue.

During the year ended January 31, 2021, the Company shifted its strategic focus from manufacture and commercialization of cannabis/hemp products to research and development of pharmaceuticals, which resulted in other income or expenses being recorded as follows: The Company recorded a net gain on sale/abandonment of assets. A gain on abandonment of assets related to Pivot Naturals of $1,481,829 was recorded and consisted mainly of the gain on extinguishment of the lease liability on 3595 Cadillac Avenue. This gain was offset by a loss on disposal of assets related to the disposal of Pivot and a loss on abandonment of hemp-related activities in the U.S.A.

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Expenses

	YEAR ENDED
	January 31, 2022	January 31, 2021	January 31, 2020
Amortization and depreciation of equipment and intangible assets	$18,436	$157,760	$985,895
Amortization of right-of-use assets	nil	(69,849)	361,502
Consulting fees	1,045,539	1,982,846	1,608,692
Due diligence costs	nil	nil	nil
Finders fee expense	nil	nil	100,000
Foreign exchange loss (gain)	238,206	(39,050)	38,057
General and administrative	425,865	1,743,415	923,877
Lease liability expense	nil	479,164	347,445
Licensing fees	nil	nil	40,029
Professional fees	879,054	1,447,202	1,707,892
Promotion and marketing	437,689	185,952	96,641
Repairs and maintenance	nil	22,808	45,875
Research and development	5,420,634	284,700	63,767
Wages, salaries and employment expenses	1,742,402	1,720,419	3,016,626
Operating expenses	$10,207,825	$7,915,367	$9,336,298

Operating expenses increased from the year ended January 31, 2021 to 2022, which was due to an increase in research and development expenses. During fiscal 2022, the Company secured net equity financings totaling over $11 million, which allowed the Company to pursue pre-clinical, manufacturing and clinical activities of its BETR-001 and MM-003 programs. The Company completed pre-clinical studies in its BETR-001 program including, but not limited to, the following: Behavioral pharmacology tests to confirm non-hallucinogenic properties, in vivo oral bioavailability and food-effect pharmacokinetic studies and animal depression studies to confirm anti-depressant properties. With its MM-003 program, the Company completed Phase 1 and initiated Phase 2 clinical trials with interferon alpha-2b in COVID-19 patients in Chile. The Company also completed pre-clinical studies which confirmed potent anti-viral activity of its interferon alpha-2b against variants of COVID-19.

Foreign exchange loss increased in the current year due to strengthening of the U.S. dollar. Promotion and marketing expense also increased as the Company incurred costs to promote its research and development programs and corporate profile. The increase in overall operating expenses was offset by a decrease in consulting fees, general and administrative and professional fees.

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Operating expenses decreased from the year ended January 31, 2020 to 2021. During the year ended January 31, 2021, the global outbreak of coronavirus (“COVID-19”) had a significant impact on businesses through restrictions placed by the Canadian and U.S. federal, provincial/state and municipal governments regarding travel, business operations and isolation/quarantine orders. As a result of the uncertainties that arose from the pandemic, the Company put measures in place to reduce expenses and minimize cash outflows. Significant decrease in expenses was in the area of wages, salaries and employment expenses, in which numerous positions determined not to be core to the Company’s pharmaceutical research and development activities were terminated. Other decreases to operating expenses included the following:

•	Decrease in amortization and depreciation of equipment and intangible assets, which resulted upon impairments of patents.
•	Decrease in amortization of right-of-use assets, which resulted when the leases on Cadillac Avenue, Costa Mesa and Kesmark Street, Dollard-des-Ormeaux were assigned together with the assignment of Pivot Naturals and Pivot, respectively.
•	Decrease in professional fees as a result of the Company’s continued efforts at cash conservation.

These decreases in operating expenses were offset by the following increases:

•	Though consulting fees increased from the prior year, the majority of the increase was due to share-based payment expenses utilized to compensate consultants while allowing the Company to conserve cash.
•	General and administrative expenses increased and is discussed below.

The table below presents material components of general and administrative expense:

	YEAR ENDED
	January 31, 2022	January 31, 2021	January 31, 2020
Business licenses	$19,002	$41,083	$48,671
Conferences	25,201	775	45,557
Information technology	19,288	20,527	22,129
Insurance	11,492	24,707	nil
Investor relations	50,440	1,191,974	122,221
Office	114,013	142,592	147,772
Press release	45,782	91,914	35,010
Printing	nil	nil	20,741
Public listing expense	78,993	125,477	59,564
Shareholder expense	22,396	10,205	10,303
Telecommunications	4,137	4,803	22,777
Travel, meals and entertainment	5,174	51,664	309,852
Utilities	nil	19,499	25,743
Website costs	29,946	18,196	53,537
	$425,865	$1,743,415	$923,877

General and administrative expense for the year ended January 31, 2022 decreased as compared to the year ended January 31, 2021. The decrease was mainly due to a decrease in investor relations expense. In the prior year, the Company engaged public and investor relations companies subsequent to its Amalgamation with MedMelior (as discussed below). In the current year, the Company focused its resources on research and development of its programs (as discussed above).

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General and administrative expense for the year ended January 31, 2021 increased as compared to the year ended January 31, 2020. In May 2020, the Company announced that it was pursuing an Amalgamation with MedMelior. The Company disseminated a number of news releases to update the market regarding MedMelior and the Amalgamation process and filed a listing statement pursuant to the Amalgamation, increasing its press release and public listing expenses. BetterLife also engaged public and investor relations companies to provide media services and assist with communications to the public of its corporate activities, which resulted in an increase to investor relations expense. The majority of the increase in investor relations expense was due to share-based payment expenses utilized to compensate third parties while allowing the Company to conserve cash. These increases were offset by decreases to conferences, printing, telecommunications, travel, meals and entertainment and website costs.

SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER

The following table presents a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	QUARTERS ENDED
	January 31, 2022		October 31, 2021		July 31, 2021		April 30, 2021
Total revenue	$	nil	$	nil	$	nil	$	nil
Net income (loss)		$(3,938,373)		$(2,207,785)		$(3,569,502)		$(2,443,514)
Net income (loss) per share – basic		$(0.04)		$(0.03)		$(0.05)		$(0.04)
Net income (loss) per share - diluted		$(0.04)		$(0.03)		$(0.05)		$(0.04)
	QUARTERS ENDED
	January 31, 2021		October 31, 2020		July 31, 2020		April 30, 2020
Total revenue	$	nil	$	nil	$	nil	$	nil
Net income (loss)		$(27,505,630)		$(7,349,151)		$(1,561,305)		$65,296
Net income (loss) per share - basic		$(1.00)		$(0.25)		$(0.09)		$0.00
Net income (loss) per share - diluted		$(1.00)		$(0.25)		$(0.09)		$0.00

The Company reported a net income for the quarter ended April 30, 2020. During the three months ended April 30, 2020, BetterLife assigned Pivot Naturals to a third party pursuant to settlement of a legal matter. As a result, the Company’s lease on 3595 Cadillac Avenue in California, U.S.A. was assigned, and lease obligations extinguished. A gain on extinguishment of the lease liability totaling $1,474,092 was included in gain on abandonment of assets for the quarter.

Net loss for the quarter ended October 31, 2020 increased from the prior quarter due to recorded losses on impairments of abandoned assets and intangible assets. Upon signing of the share purchase agreement for the sale of Pivot, the Company exited the cannabis manufacturing industry in Canada. As a result, the Company impaired assets related to its lease at 285-295 Kesmark Street in Quebec, Canada as well as intangible assets originally intended to be used in the manufacture of cannabis products.

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Net loss for the quarter ended January 31, 2021 was significantly higher than other quarters for fiscal 2021. The increase was a result of a non-recurring expense charge of $16,666,666 related to unidentifiable assets acquired as part of the acquisition of assets from Nutraneeds as well as impairments taken on the Company’s intangible assets (discussed above).

From May through June 2021, the Company secured gross proceeds of over $10 million from a non-brokered private placement and from financings under a shelf prospectus. These financing proceeds allowed the Company to begin pre-clinical programs related to its BETR-001 and MM-003 programs during the quarter ended July 31, 2021.

During the quarter ended January 31, 2022, the Company increased its estimate of financial guarantee liability related to its guarantee of the lease at 285-295 Kesmark Street in Quebec, which resulted in a higher net loss during that quarter.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages its liquidity risk by reviewing, on an ongoing basis, its capital requirements and capital structure. The Company makes adjustments to its capital structure in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, BetterLife may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash. While the Company has incurred losses to date, with an accumulated deficit of $102,365,218 at January 31, 2022, management expects to continue to fund its development efforts through its access to public capital markets. However, there can be no assurance, especially in light of the current global outbreak of COVID-19, that it will gain adequate market acceptance for its projects or be able to generate sufficient positive cash flow to achieve its business plans. Therefore, the Company is subject to risks including, but not limited to, its inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risks and Uncertainties”.

Working Capital

The following table presents the Company’s working capital as at January 31, 2022 and January 31, 2021:

	January 31, 2022	January 31, 2021
Current assets	$1,142,928	$1,329,554
Current liabilities	4,143,147	5,847,077
Working capital deficiency	$(3,000,219)	$(4,517,523)

Working capital deficiency decreased as compared to January 31, 2021. The Company secured over $11 million in net equity financings during the year, which were utilized towards the Company’s research and development programs and general working capital purposes.

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Statements of Cash Flows

The following table presents the Company’s cash flows for the years ended January 31, 2022, 2021 and 2020:

	YEAR ENDED
Net cash provided by (used in):	January 31, 2022	January 31, 2021	January 31, 2020
Operating activities	$(11,202,820)	$(7,164,882)	$(7,880,641)
Investing activities	nil	(71,550)	(1,141,093)
Financing activities	11,233,521	4,089,644	12,226,420
Effect of foreign exchange rate changes on cash	(11,910)	19,806	2,218
Increase (decrease) in cash for the period	$18,791	$(3,126,982)	$3,206,904

Cash used in operating activities for the year ended January 31, 2022 increased as compared to the year ended January 31, 2021. The increase was primarily due to expenditures made on the Company’s research and development programs using proceeds received from issuance of common shares and warrants. Cash provided by financing activities increased from the prior year. During fiscal 2021, the Company secured net equity financings totaling over $11 million from non-brokered private placements and under the Company’s shelf prospectus.

Cash used in operating activities for the year ended January 31, 2021 decreased as compared to the prior year as the Company continued to make efforts to minimize expenditures and cash outflows amid the COVID-19 pandemic. Cash used for investing activities for the current year decreased from the prior period and included the acquisition of Solmic patents. Cash provided by financing activities for fiscal 2020 included the Company’s private placement completed in May 2019 for gross proceeds of $15 million, offset with repayment of convertible debentures. During fiscal 2021, the Company completed a private placement of common shares and share purchase warrants for gross proceeds of $1,361,778 in July/August 2020 and a private placement of special warrants for gross proceeds of $2,944,868 in December 2020.

Commitments and Contingencies

In September 2019, BetterLife was served with a claim from Green Stream Botanicals Corp. for a finder’s fee in the amount of $600,000 in relation to the non-brokered private placement of $15 million that it closed in May 2019. In July 2020, this claim was settled for $120,000.

In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares. The Company believes the claims are unfounded and intends to vigorously defend these claims.

In January 2020, an injunction was filed against the Company in the Superior Court of Quebec by Bio V Pharma Inc. (“BioV”) seeking provisional orders in respect of the premises sub-leased at 285 Kesmark Street and damages of approximately $395,000. In January 2021, this injunction was discontinued.

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In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court of Québec and a judgement for a safeguard order was obtained by Olymbec against Pivot, a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec, ordering Pivot and the Company to jointly pay the full amount of the lease on the first day of each month. In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021. In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021 (completed). Olymbec is also claiming administrative fees of approximately $36,500 resulting from Pivot’s default on its monthly lease. The Company is assessing options available to contest the judicial demand from Olymbec and mitigate its damages. The Company has not accrued any amounts as of January 31, 2022 as management has assessed the likelihood of payment to be unlikely.

The Company is a guarantor on the lease at 285-295 Kesmark Street in Quebec, Canada, which was assigned together with the sale of Pivot pursuant to which the Company has recorded a financial guarantee liability of $1,083,295 (January 31, 2021 - $182,200) based on its best estimate of potential future loss.

In October 2021, the Company filed an application for a bankruptcy order (“Application”) against Pivot in the Superior Court (Commercial Division) of Quebec. Pivot is the lessee of the “Lease and had not met its Lease liabilities during the year ended January 31, 2022 upon which the Company, as guarantor, was required to meet following the safeguard orders issued by the Superior Court (Civil Division) of Quebec (as discussed above). In March 2022, the Company and Pivot signed a settlement agreement pursuant to which Pivot would make a lump sum payment of $300,000 to the Company as follows: $150,000 on or before April 1, 2022 (completed) and $150,000 on or before May 31, 2022 (the “Transaction”), which was homologated by the Superior Court (Commercial Division) of Quebec on March 28, 2022. Should the Transaction be respected by Pivot, the Company will withdraw its Application against Pivot. If the transaction is not respected, the Company will continue its Application against Pivot without contestation from Pivot.

The Company and MedMelior were named as defendants in a lawsuit filed in the Supreme Court of the State of New York, New York County, by MedMelior’s former pre-Amalgamation director pursuant to which a verified complaint was filed on January 20, 2022 seeking compensatory and punitive damages in amounts believed by the Company to be in excess of US$2 million and US$10 million, respectively. During March 2022, the Company filed a motion to dismiss the verified complaint on the basis of inconvenient forum and for lack of jurisdiction. The Company is aware that, on April 29, 2022, this former director filed a separate, parallel action against, among others, the Company and MedMelior in the United States District Court for the Southern District of New York, asserting substantially the same claims as in the state-court action. The Company believes both claims to be unfounded.

In January 2022, a statement of claim was filed against the Company by a third party for breach of a marketing contract in the amount of $64,500, which has been included in accounts payable and accrued liabilities, plus interest and costs. The Company denies the claim and has filed a statement of defense and counterclaim in April 2022.

At January 31, 2022, certain of the Company’s research and development programs, with a total budget of $5.47 million, were in progress of which the Company has paid $2.48 million and a further $2.98 million remains to be paid in future periods.

In March 2022, MedMelior filed a notice of civil claim against its former pre-Amalgamation directors in the Supreme Court of British Columbia for breach of fiduciary and statutory duties and breach of contract. Relief sought include general and special damages.

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RISKS AND UNCERTAINTIES

Financial Risks

Credit Risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada, U.S. and Liechtenstein. The carrying amount of cash represent the maximum exposure to credit risk. As at January 31, 2022, this amounted to $173,513.

Interest Rate Risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities, due to related parties and other liabilities are due within the current operating period.

Currency Risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will increase or decrease the Company’s loss by approximately $89,800. The Company does not invest in derivatives to mitigate these risks.

Business Risks

The Company is exposed to a number of “Risk Factors”, which are summarized below:

•	There is substantial doubt as to whether the Company will continue operations. If the Company discontinues operations, shareholders could lose their investment.
•	The Company has incurred operating losses in each year since inception and may continue to incur substantial and increasing losses for the foreseeable future. The Company also has negative capital cash flows from operating activities. If the Company cannot generate sufficient revenues to operate profitably or with positive cash flow from operating activities, it may suspend or cease its operations.
•	The Company will require substantial additional funds to complete its development and commercialization activities, and if such funds are not available, the Company may need to significantly curtail or cease operations.
•	The Company’s inability to complete its development projects in a timely manner could have a material adverse effect of the results of operations, financial condition and cash flows.

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•	The Company may not commence or complete clinical testing for any of its prospective pharmaceutical products and the commercial value of any clinical study will depend significantly upon the Company’s choice of indication and patient population selection. If BetterLife is unable to commence or complete clinical testing or if it makes a poor choice in terms of clinical strategy, the Company may never achieve revenues.
•	The Company will rely on third parties to conduct its research, development and manufacturing activities. If these third parties do not perform as contractually required, fail to meet the Company’s manufacturing requirements and applicable regulatory requirements or otherwise expected, the Company may not be able to commercialize its products, which may prevent the Company from becoming profitable.
•	If the Company is unable to establish a sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these functions, it may not be successful in commercializing its product candidates.
•	The Company’s product candidates may never gain market acceptance, which could prevent the Company from generating revenues.
•	The Company faces potential product liability exposure, and any claim brought against the Company may cause it to divert resources from normal operations or terminate selling, distributing and marketing any of its products. This may cause BetterLife to cease its operations as it relates to that product.
•	The manufacturing of all of the Company’s products will be subject to ongoing regulatory requirements, and may therefore be the subject of regulatory or enforcement action. The associated costs could prevent the Company from achieving its goals or becoming profitable.
•	Since certain of the Company’s directors are located outside of Canada, shareholders may be limited in their ability to enforce Canadian civil actions against the Company’s directors for damages to the value of their investment.
•	The Company plans to indemnify its directors and officers against liability to the Company and its security holders, and such indemnification could increase its operating costs.
•	The Company has no sources of product revenue and it will not be able to maintain operations and research and development without sufficient funding.
•	The Company is highly dependent upon certain key personnel and their loss could adversely affect the Company’s ability to achieve its business objectives.
•	If the Company breaches any of the agreements under which it licenses rights to product candidates or technology from third parties, it can lose license rights that are important to its business. The Company’s current license agreements may not provide an adequate remedy for breach by the licensor.
•	Preclinical and clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results and the Company’s product candidates may not have favorable results in later trials or in the commercial setting.
•	If the Company is unable to enroll subjects in clinical trials, it will be unable to complete these trials on a timely basis.
•	If the Company’s competitors develop and market products that are more effective than the Company’s existing product candidates or any products that it may develop, or obtain marketing approval before the Company does, the Company’s products may be rendered obsolete or uncompetitive.

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•	The Company relies on contract manufacturers over whom it has limited control. If the Company is subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, its business operations could suffer significant harm.
•	The Company’s future success is dependent primarily on the regulatory approval of a single product.
•	The Company will be subject to extensive government regulation that will increase the cost and uncertainty associated with gaining final regulatory approval of its product candidates.
•	The Company’s products may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices or healthcare reform initiatives, thereby having an adverse effect on its business.
•	Negative results from clinical trials or studies of others and adverse safety events involving the targets of the Company’s products may have an adverse impact on future commercialization efforts.
•	The Company faces the risk of product liability claims, which could exceed its insurance coverage and produce recalls, each of which could deplete cash resources.
•	Changes in government regulations, although beyond the Company’s control, could have an adverse effect on its business.
•	The Company’s discovery and development processes may involve the use of companion diagnostics or biomarkers.
•	Significant disruption in availability of key components for ongoing preclinical and clinical studies could considerably delay completion of potential clinical trials, product testing and regulatory approval of potential product candidates.
•	The Company’s products or technologies may need to be used in connection with third-party technologies or products.
•	The Company may pursue other business opportunities in order to develop its business and/or products.
•	Generally, a litigation risk exists for any company that may compromise its ability to conduct the Company’s business.
•	The Company’s success depends on its ability to effectively manage its growth.
•	It may be difficult for non-Canadian investors to obtain and enforce judgments against the Company because of its Canadian incorporation and presence.
•	Significant disruptions of information technology systems or security breaches could adversely affect the Company’s business.
•	The COVID-19 pandemic and related government responses could have a material and adverse effect on the Company’s business, financial condition and results of operations, as set out in greater detail below.

Risks Related to Infectious Diseases and Related Government Responses

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The Company’s business and its financial condition may be adversely impacted by the effects of COVID-19 and other infectious diseases.

The extent to which COVID-19 and other infectious diseases may impact the Company’s business, operations, financial condition and the market for its securities will depend on future developments and government responses, which are highly uncertain and cannot be predicted. These include the duration, severity and scope of the outbreak and the actions taken by governmental entities to address and mitigate the pandemic. The Company’s business and operations could be adversely affected by the continued global spread of COVID-19 and any government actions to slow the spread of the infectious disease. Areas that may be impacted include, but without limitation, workforce productivity and health, disruptions to supply chains, limitations on travel and ability to successfully commercialize the Company’s product portfolios and deliver end products to customers.

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Given the uncertainty and lack of predictability surrounding COVID-19, the Company is not able to predict the length and severity of impact to its business and operations. As a result, risks associated with COVID-19 may impact key estimates and assumptions used in the Company’s consolidated financial statements.

Risks Related to BetterLife’s Intellectual Property

•	If the Company is unable to maintain and enforce its proprietary intellectual property rights, it may not be able to operate profitably.
•	If the Company is the subject of an intellectual property infringement claim, the cost of participating in any litigation could cause the Company to go out of business.
•	The Company may, in the future, be required to license patent rights from third-party owners in order to develop its products candidates. If the Company cannot obtain those licenses or if third party owners do not properly maintain or enforce the patents underlying such licenses, the Company may not be able to market or sell its planned products.
•	The Company’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them.

Risks Associated with BetterLife’s Securities

•	Trading on the OTC Bulletin Board and the Canadian Securities Exchange (the “CSE”) may be volatile and sporadic, which could depress the market price of the Company’s common shares and make it difficult for its shareholders to resell their shares.
•	The Company’s common share is or may be considered a penny stock. Trading of BetterLife’s common shares may be restricted by the SEC’s penny stock regulations and FINRA’s sales practice requirements, which may limit a shareholder’s ability to buy and sell their shares.
•	Shareholders will experience dilution or subordinated stockholder rights, privileges and preferences as a result of the Company’s financing efforts.
•	The Company does not intend to pay dividends and there will thus be fewer ways in which shareholders are able to make a gain on their investment, if at all.
•	The price of the Company’s shares may be subject to fluctuation in the future based on market conditions.

The Company has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can it guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to BetterLife’s common shares.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, results of operations or cash flows.

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TRANSACTIONS BETWEEN RELATED PARTIES

During the year ended January 31, 2021, BetterLife entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

Key Management Compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company and includes the chief executive officer, chief operating officer, chief financial officer and chief medical officer.

During the year ended January 31, 2021, compensation of key management and directors, including former key management and directors, of the Company totaled $1,755,811 (2021 – $1,558,585; 2020 – $1,509,822), and consisted of salaries, consulting fees, directors’ fees and share-based payments. During the year ended January 31, 2022:

•	700,000 stock options were granted to directors, officers and a former officer (2021 – 1,200,000; 2020 – 6,950,000),
•	896,965 stock options for former officers and a former director were forfeited (2021 – 256,250; 2020 – nil),
•	1,000,000 stock options were granted by MedMelior to directors and officers (2021 – nil; 2020 – not applicable),
•	No common shares were issued to former officers and directors pursuant to vesting of RSUs and PSUs (2021 – 291,667; 2020 – nil), and
•

No RSUs and PSUs for former officers and director were forfeited (2021 – 33,334; 2020 – nil). 2,750,000 RSUs and 750,000 PSUs were granted to key management and directors during the year ended January 31, 2020.

Pursuant to the Amalgamation, 582,620 stock options were granted to officers, a director and a former officer of MedMelior, upon which the MedMelior stock options held by such individuals terminated. These stock options expired on June 30, 2021.

As at January 31, 2022, the Company owed $144,867 to current and former key management and directors (January 31, 2021 - $661,660). As at January 31, 2022, accounts payable and accrued liabilities include $466,363 owed to a former pre-Amalgamation director of MedMelior (January 31, 2021 - $206,610).

PROPOSED TRANSACTIONS

There are none.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of these consolidated financial statements include, among others, the fair values of share-based payments and the valuations of long-lived assets and lease liabilities.

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Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the going concern assessment of the Company, the expected economic lives of and the estimated future operating results and net cash flows from long-lived assets, the determination of functional currencies of the Company and its subsidiaries, the determination of whether an acquisition is a business combination or an asset acquisition and the determination of incremental borrowing rates used in valuations of lease liabilities.

The global outbreak of COVID-19 has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. federal, provincial/state and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada and other countries to fight the virus. While the extent of the impact is unknown, the Company anticipates this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business and financial condition

CHANGES IN ACCOUNTING POLICIES

Accounting Standards and Interpretations Not Yet Adopted

IAS 1 Presentation of Financial Statements

IAS 1 has been revised to (i) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability; (ii) clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and (iii) make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted.

IAS 1 has also been amended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

IAS 8 has been amended to introduce the definition of an accounting estimate and include other amendments to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted.

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IAS 16 – Property, Plant and Equipment

IAS 16 has been amended to prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted.

IAS 37 – Provisions, Contingent Liabilities and Contingent Assets

IAS 37 has been amended to clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In accordance with IFRS, financial assets are classified into one of the following categories: amortized cost, fair value through other comprehensive income or fair value through profit or loss. Cash and amounts receivable are classified as amortized cost. Their carrying values approximate fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss. The Company’s accounts payable and accrued liabilities, due to related parties, convertible debentures and other liabilities are measured at amortized cost. Their carrying values also approximate fair value due to their short term maturities. The Company’s warrant liabilities are measured at FVTPL.

BetterLife recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the consolidated statements of income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a.	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
b.	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and
c.	Level 3 – inputs for the asset or liability are not based on observable market data.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At January 31, 2021 and 2020, cash was measured and recognized in the consolidated statement of financial position using Level 1 inputs in the fair value hierarchy. At January 31, 2021 and 2020, warrant liabilities are measured and recognized in the consolidated statement of financial position at fair values that are categorized as Level 3 in the fair value hierarchy above.

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SHARE DATA

The following table sets forth the outstanding common share, warrants, special warrants, compensation options, stock options, restricted share units and performance share units data for the Company as at May 31, 2022:

	Authorized	Issued
Common shares	Unlimited	84,396,241
Warrants		30,805,922
Compensation options		2,552,768
Stock options		2,504,893
Restricted share units		7,500
Performance share units		25,000

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) and in the United States on EDGAR (www.sec.gov/edgar).

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